August 19, 2015

Tia L. Jenkins
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Responses to the Securities and Exchange Commission
Staff Comments dated July 22, 2015, regarding
Eurasian Minerals Inc.
Form 20-F for the Year Ended December 31, 2014
Filed April 30, 2015
File No. 001-35404

Dear Ms. Jenkins:

This letter responds to the staff’s comments set forth in the July 22, 2015 letter regarding the above-referenced Form 20-F. For your convenience, the staff’s comments are included below and we have numbered our responses accordingly.

In some of the responses, we have agreed to change or supplement the disclosures in future filings. We are doing so in the spirit of cooperation with the staff of the Securities and Exchange Commission, and not because we believe our prior filing is materially deficient or inaccurate. Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.

Our responses are as follows:

Form 20-F for the Year Ended December 31, 2014

General

Staff Comment No. 1.

It appears your Form 20-F is neither signed nor dated. Please refer to the instructions of Form 20-F for the language that is required to accompany the signature and file a signed and dated Form 20-F. Please ensure your new filing includes updated certifications and consents.

Tia L. Jenkins
August 19, 2015

Eurasian Minerals Inc.’s Response:

There was a technical error when the Form 20-F was edgarized, and the signature page was inadvertently omitted. The amended Form 20-F filing will be signed and dated and we will file updated certifications and consents.

Staff Comment No. 2.

Please include a name, telephone, e-mail and/or facsimile number and address of a company contact person on the cover of your Form 20-F. Refer to the instructions of Form 20-F.

Eurasian Minerals Inc.’s Response:

This was inadvertently omitted; the refiled Form 20-F will include the required contact information.

Selected Financial Data, page 13

Staff Comment No. 3.

We note you have only presented selected financial data for three fiscal years. Please amend your filing to include selected financial data for the five most recent financial years, or tell us why no additional years are necessary. Refer to Item 3.A and the Instructions to Item 3.A of Form 20-F.

Eurasian Minerals Inc.’s Response:

The refiled 20-F will include selected financial data for the five most recent fiscal years.

4.D. Property, Plant and Equipment, page 28

Staff Comment No. 4.

Please tell us if there are proven or probable reserves associated with your Leeville royalty property and, if so, disclose this information in your filing.

Eurasian Minerals Inc.’s Response:

We do not have legal access or audit rights to Newmont's proven or probable reserves specifically for the Leeville royalty property. Newmont aggregates all of their Carlin Trend underground reserves. These reported reserves include portions of various underground operations within the Leeville royalty property that are providing, or have provided, royalty income from the subject royalty property. However, these reported reserves include underground operations completely outside of the Leeville royalty property.

As we discussed with John Coleman, a Mining Engineer with the Staff, we believe providing Newmont’s published reserves data, even with qualifying language, could be potentially misleading to investors. We will include information regarding production and revenue amounts from the prior year relating to the Leeville royalty, as reported to us by Newmont.

Tia L. Jenkins
August 19, 2015

Staff Comment No. 5.

In addition, we note your disclosure regarding the Newmont Turf project. Please provide additional disclosure to clarify the significance of this project with respect to your royalty payment.

Eurasian Minerals Inc.’s Response:

As we discussed with John Coleman, the Newmont Turf project will impact the “greater Leeville” area, which includes portions of our royalty position. We do not have access to the specific impact that the Turf Project will have on the Leeville royalty. In order to provide additional guidance to investors, we will amend the description of the Newmont Turf project to add the following language: “we anticipate the Turf project will potentially have a positive impact on the Leeville royalty.”

Staff Comment No. 6.

We note your disclosure of a 43-101 mineral resource for your Sisorta Property. Please disclose the mineral pricing, the cut-off grade, and the date of the technical report associated with the mineral resource.

Eurasian Minerals Inc.’s Response:

The cut-off grade is noted in the Form 20-F. However, we will expand the disclosure on the 43-101 mineral resource for the Sisorta Property to include the date of the technical report, which was July 31, 2009. The technical report did not include the assumed mineral pricing. However, as we discussed with John Coleman, we will include a statement that the three year trailing average gold price at the time of the report was ~$786/oz. After internal review, we believe this assumed gold price is congruent with a ~0.4 g/t Au as a cut-off grade.

Staff Comment No. 7.

Please disclose additional detail regarding your land and mineral rights for each of your material properties pursuant to paragraph (b)(2) of Industry Guide 7. For example, in the description of your Trab-23 property you state that the agreement provides for certain spending requirements however the particulars of the agreement do not appear to be disclosed in your filing. For each material property include the following information:

•	A description of all interests in your properties, including the material terms of all underlying agreements and royalties.

•	An indication of the type of rights or claims such as placer or lode, exploration or exploitation, State or Federal, patented or unpatented, lease or concession.

Tia L. Jenkins
August 19, 2015

•

Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration such that your claims may be distinguished from other claims that may exist in the area or your properties. If necessary, include this information as an exhibit to your filing.

•	The conditions that must be met to retain your rights, claims or leases, including the quantification and timing of all necessary payments.

•	The area of your claims, either in hectares or in acres.

•	If necessary, use tables to summarize information.

•	For each non-material property include a statement to this effect and clarify your intentions.

Eurasian Minerals Inc.’s Response:

While the Company has a significant number of properties in its portfolio, we consider only two of those properties to be material at this time: the Leeville Royalty and the Malmyzh project, a joint venture between IG Copper LLC and Freeport-McMoRan Exploration Company. Neither of these projects are controlled by the Company. However, we will modify our disclosure to provide the information requested about both of these projects, as we discussed with John Coleman, and will further clarify in the Form 20-F that these are the only two projects currently considered material by the Company.

Staff Comment No. 8.

Please clarify the number of properties you currently control in North America and, if necessary, revise you disclosure accordingly. In this regard we note on page 33 you indicate that the BCE portfolio is comprised of 22 properties and, in addition, you state that there are 5 properties acquired in the 2012 merger with Bullion Monarch. However it does not appear that there is a description of all properties in your subsequent disclosure.

Eurasian Minerals Inc.’s Response:

We will clarify the number of properties in our portfolio in the refile Form 20-F.

Staff Comment No. 9.

We note your disclosure of a historical resource for your Neavesville property on page 37 of your filing. Paragraph (b)(5)(3) of Industry Guide 7 allows for the disclosure of quantities of mineralization other than proven or probable reserves when required by foreign or state law. Please tell us if historical resources are required to be disclosed in Canada and, if so, provide a reference to the applicable section in National Instrument 43-101. If not, revise to remove your historical resources.

Tia L. Jenkins
August 19, 2015

Eurasian Minerals Inc.’s Response:

We will remove the historical resources in the refiled Form 20-F.

Management’s Annual Report on Internal Control over Financial Reporting, page 92

Staff Comment No. 10.

On May 14, 2013, COSO issued an updated Internal Control – Integrated Framework (the “2013 COSO Framework”). Please expand your disclosure in future filings to clearly identify whether you used the 2013 COSO Framework or the previous framework (the 1992 COSO Framework) in your assessment of your internal controls over financial reporting.

Eurasian Minerals Inc.’s Response:

For the year ended December 31, 2014, the Company used the 1992 COSO Framework in our assessment of internal controls over financial reporting. The Company is currently evaluating the 2013 COSO Framework in our assessment of internal controls over financial reporting for 2015 and future years and will clearly identify the framework used in future filings.

Consolidated Financial Statements
Note 2 – Statement of Compliance and Summary of Significant Accounting Policies
Exploration and evaluation assets and exploration expenditures, page 12

Staff Comment No. 11.

We note your development expenditures are capitalized after management determines a property to be “commercially feasible”. Please address the following:

•	tell us how your determination of “commercially feasible” relates to demonstrating technical feasibility and commercial viability pursuant to paragraph 17 of IFRS 6;

•	expand your future disclosure to include the specific factors you consider before you commence capitalization of development expenditures;

•	expand your future disclosure to address how your determination to commence capitalization of development expenditures relates to resource and reserve determinations, if at all, and;

•	indicate whether exploration and evaluation assets are assessed for impairment before reclassification to another category of asset consistent with paragraph 17 of IFRS 6.

In your response to this comment, please provide us a sample of your proposed future disclosure.

Tia L. Jenkins
August 19, 2015

Eurasian Minerals Inc.’s Response:

The phrase “commercially feasible” in Note 2 referred to, and we considered it to mean “a demonstration of technical feasibility and commercial viability” pursuant to paragraph 17 of IFRS 6. In future filings, we intend to expand our disclosure relating to our policy on exploration and evaluation assets and exploration expenditures so that it reads as follows:

“Exploration and evaluation assets and exploration expenditures

Acquisition costs for exploration and evaluation assets, net of recoveries, are capitalized on a property-by-property basis. Acquisition costs include cash consideration and the value of common shares, based on recent issue prices, issued for exploration and evaluation assets pursuant to the terms of the agreement. Exploration expenditures, net of recoveries, are charged to operations as incurred An exploration and evaluation asset acquired under an option agreement, where payments are made at the sole discretion of the Company, is capitalized at the time of payment. Option payments received are treated as a reduction of the carrying value of the related acquisition cost for the mineral property until the payments are in excess of acquisition costs, at which time they are then credited to profit or loss. Option payments are at the discretion of the optionee and, accordingly, are accounted for when receipt is reasonably assured.

When there is little prospect of further work on a property being carried out by the Company or its partners, when a property is abandoned, when the capitalized costs are no longer considered recoverable, or other circumstances indicate that an entity should test exploration and evaluation assets for impairment, the related property costs are written down to management’s estimate of their net recoverable amount.

When the technical feasibility and commercial viability of extracting a mineral resource are demonstrated, expenditures, and incidental revenues, specific to the area of interest are considered to be in the development stage and are capitalized. Development stage determination includes managements’ consideration of, among other factors, the results of feasibility studies, including the review of resource and reserve determinations based on detailed analysis of drilling results, the supply and cost of required labor and equipment, and whether necessary mining and environmental permits can be obtained. Once a decision to proceed with development has been approved, exploration and evaluation assets attributable to that area are first tested for impairment and then reclassified as a development asset. Development assets are reviewed for impairment indicators at each reporting date.

Once a property enters commercial production, the costs related to a property from which there is production, together with the costs of production equipment, will be depleted and amortized using the unit-of-production method. Commercial production commences when the mine is in the condition for it to be capable of operating in the manner intended by management, which includes considerations of grade, level of production and capacity, sustainable ongoing production, and other items. Production assets are reviewed for impairment indicators at each reporting date.”

Tia L. Jenkins
August 19, 2015

Staff Comment No. 12.

We note your disclosure that property costs are written down to management’s estimate of the net recoverable amount when a property is either abandoned, when the capitalized costs are no longer considered recoverable, or when there is little prospect of further work on the property by you or your partners. Please note that paragraph 20 of IFRS 6 includes impairment indicators – though the list is not exhaustive – that appear broader in scope than the three included in your disclosure. Please confirm to us that you also consider, as indicators that impairment should be assessed, facts and circumstances consistent with paragraph 20 of IFRS 6. Consider modifying your future disclosure to clarify.

Eurasian Minerals Inc.’s Response:

We confirm that, in addition to the three factors contained in our disclosure, we also consider facts and circumstances consistent with paragraph 20 of IFRS 6. In future filings, we will expand that language in the disclosure to make it clear that we consider additional factors. Please see the proposed disclosure referenced in our response to comment 11.

Revenue Recognition, page 13

Staff Comment No. 13.

Please expand your revenue recognition policy disclosure in future filings to specifically address when the four considerations you list occur for your business. Please include how you determine the amount of revenue that is reliably measurable for your royalty agreements, especially those agreements that are based on a percentage of revenue or production. In your response, provide us a sample of your proposed future disclosure.

Eurasian Minerals Inc.’s Response:

In future filings, we intend to expand our revenue recognition policy disclosure so that it reads as follows:

“Revenue recognition

The Company recognizes revenue in accordance with IAS 18 Revenue and based upon amounts contractually due pursuant to the underlying royalty agreements. Specifically, royalty revenue is recognized in accordance with the terms of the underlying royalty agreements subject to (i) when persuasive evidence of an arrangement exists; (ii) the risks and rewards having been transferred; (iii) the royalty or stream being fixed or determinable; and (iv) the collectability of the royalty being reasonably assured. Royalty revenue may be subject to adjustment upon final settlement of estimated metal prices, weights, and assays. Adjustments to revenue from metal prices are recorded monthly and other adjustments are recorded on final settlement and are offset against revenue when incurred.”

Tia L. Jenkins
August 19, 2015

* * * * *

Eurasian Minerals Inc. hereby acknowledges that:

•	Eurasian Minerals Inc. is responsible for the adequacy and accuracy of the disclosure in the filing.

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

•	Eurasian Minerals Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your review of the filing. If you should have any questions regarding the response letter, please do not hesitate to contact the undersigned at (604) 688-6390, or Kimberley Anderson of Dorsey & Whitney LLP at (206) 903-8803.

Sincerely,
Eurasian Minerals Inc.

“Christina Cepeliauskas”

Christina Cepeliauskas
Chief Financial Officer

cc:	Kimberley Anderson, Dorsey & Whitney LLP